Enanta Pharmaceuticals, Inc.

500 Arsenal Street

Watertown, MA 02472

March 18, 2013

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Enanta Pharmaceuticals, Inc.
Registration Statement on Form S-1
File No. 333-184779
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Enanta Pharmaceuticals, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-184779), as amended (the “Registration Statement”), so that it may become effective at 3:00 p.m. Eastern Standard Time on March 20, 2013, or as soon thereafter as practicable.

The Registrant hereby authorizes each of Stacie S. Aarestad and Nathaniel S. Gardiner, both of whom are attorneys with the Registrant’s outside legal counsel, Edwards Wildman Palmer LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Ms. Aarestad at (617) 239-0314, or in her absence, Mr. Gardiner at (617) 239-0293.

Very truly yours,

ENANTA PHARMACEUTICALS, INC.

By:	/s/ Jay R. Luly
Jay R. Luly
President and Chief Executive Officer